Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

Dear Sirs:

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                          The Columbia Gas System, Inc
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

                                File No. 70-8849

         In compliance with the terms and conditions of Rule 24 of the Public Utility Holding Company Act of 1935 and the Order of the Commission dated June 25, 1996, the declarant, The Columbia Gas System, Inc. ("Columbia"), hereby certifies that 1,939,000 shares of common stock of Columbia Coal Gasification Corporation ("CGC") were transferred by Columbia to Columbia Natural Resources, Inc. ("CNR") in exchange for approximately 343,245 shares of CNR common stock. CGC was thereafter merged with and into CNR on July 1, 1996, pursuant to the Agreement and Plan of Merger that was filed with the Commission as exhibit B-2 on Amendment No. 2 of Form U-1 dated June 20, 1996.

         Further, Columbia hereby certifies that no action has yet been taken regarding the reincorporation of Columbia Energy Services Corporation (CES) via a merger into a newly-formed successor corporation for the sole purpose of converting CES from a Kentucky to a Delaware corporation as was authorized by an order of the Commission dated June 25, 1996.



                               Very truly yours,

                               THE COLUMBIA GAS SYSTEM, INC.


Date: October 25, 1996         By:    //s//J. W. Grossman
      ----------------             ------------------------------------
                                     J. W. Grossman, Vice President and
                                     Controller